UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2026

Commission File Number: 001-42550

Micropolis AI Robotics

(Registrant’s Name)

Warehouse 1, Dar Alkhaleej Building

Dubai Production City, Dubai, UAE

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Notice of Delisting or Failure to Satisfy a Continued Listing Rule or Standard

On May 18, 2026, Micropolis AI Robotics (the “Company” or “Micropolis”) received a notice from NYSE Regulation indicating that the Company is not in compliance with the continued listing standards of NYSE American LLC (“NYSE American” or the “Exchange”). The Company failed to timely file its annual report on Form 20-F for the fiscal year ended December 31, 2025 (the “2025 Form 20-F”) by the filing due date of May 15, 2026 (the “Filing Delinquency”). The Company is now subject to the procedures and requirements set forth in Section 1007 of the NYSE American Company Guide.

NYSE Regulation notified the Company that NYSE American will closely monitor the status of the Company’s 2025 Form 20-F and any subsequent delayed filings for a six-month period from the date of the Filing Delinquency until November 15, 2026 (the “Initial Cure Period”). If the Company fails to cure the Filing Delinquency within the Initial Cure Period, the Exchange may, in its sole discretion, allow the Company’s securities to be traded for up to an additional six-month period through May 15, 2027 (the “Additional Cure Period”) depending on the Company’s specific circumstances. If the Exchange determines that an Additional Cure Period is not appropriate, suspension and delisting procedures will commence in accordance with the procedures set out in Section 1010 of the NYSE American Company Guide. If the Exchange determines that an Additional Cure Period of up to six months is appropriate and the Company fails to file the 2025 Form 20-F and any subsequent delayed filings by the end of that period, suspension and delisting procedures will generally commence.

As disclosed in the Form 12b-25 filed by the Company on April 29, 2026, the Company was unable, without unreasonable effort or expense, to file its 2025 Form 20-F as a result of a delay in completing the audit of its financial statements for the fiscal year ended December 31, 2025. The delay is due to certain ongoing audit-related matters that require additional time to resolve. The Company is working diligently with its auditors and advisors to complete the 2025 Form 20-F and intends to file within the Initial Cure Period. However, there can be no assurance that the Company will ultimately regain compliance with all applicable Exchange listing standards.

The delinquency notice has no immediate impact on the listing of the Company’s ordinary shares, which will continue to be listed and traded on the NYSE American during the cure period subject to continued compliance with the other listing requirements of the NYSE American.

On May 19, 2026, the Company issued a press release announcing receipt of the delinquency notice. A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Safe Harbor Statement

Certain statements made in this Form 6-K are “forward looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used in this Form 6-K, the words “estimates,” “projected,” “expects,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “may,” “will,” “should,” “future,” “propose” and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements. These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside the Company’s control, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements. Important factors, among others, are the ability to manage growth; ability to identify and integrate other future acquisitions; ability to obtain additional financing in the future to fund capital expenditures; fluctuations in general economic and business conditions; costs or other factors adversely affecting our profitability; litigation involving patents, intellectual property, and other matters; potential changes in the legislative and regulatory environment; a pandemic or epidemic. The forward-looking statements contained in this release are also subject to other risks and uncertainties, including those more fully described in the Company’s filings with the Securities and Exchange Commission, which are available for review at www.sec.gov. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law. Such information speaks only as of the date of this release.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press release of the Company, dated May 19, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Micropolis AI Robotics

Date: May 19, 2026	By:	/s/ Fareed Aljawhari
	Name:	Fareed Aljawhari
	Title:	Chief Executive Officer and Director

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